EXHIBIT 12.2
AMERICAN EXPRESS COMPANY
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Years Ended December 31,

	2005	2004	2003	2002	2001

Earnings:
Pretax income from continuing operations	$4,248	$3,831	$3,415	$3,021	$1,737
Interest expense	2,168	1,659	1,606	1,832	2,856
Other adjustments	150	151	154	174	175

Total earnings (a)	$6,566	$5,641	$5,175	$5,027	$4,768

Fixed charges:
Interest expense	$2,168	$1,659	$1,606	$1,832	$2,856
Other adjustments	151	145	139	151	170

Total fixed charges (b)	$2,319	$1,804	$1,745	$1,983	$3,026

Ratio of earnings to fixed charges (a/b)	2.83	3.13	2.97	2.54	1.58

Included in interest expense in the above computation is interest expense related to the international banking operations of American Express Company (American Express) and Travel Related Services’ cardmember lending activities, which is netted against net investment income and cardmember lending net finance charge revenue, respectively, in the Consolidated Statements of Income.

For purposes of the earnings computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by American Express, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for under the equity method.

For purposes of the fixed charges computation, other adjustments include capitalized interest costs and the interest component of rental expense.